Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Home BancShares, Inc.

SEC Staff Comment Letter dated May 16, 2013

File No. 000-51904

Dear Mr. Pande:

We respectfully request an extension until June 12, 2013, to respond to the above-referenced comment letter. We are requesting this extension because the Company’s chief accounting officer will be out of the country until June 3, 2013. Granting this extension will allow the chief accounting officer, other officers of the Company and the Company’s lawyers and accountants adequate time to complete our response. We greatly appreciate the SEC Staff’s willingness to accommodate our request.

Please contact me at (501) 688-8866 if you have any questions regarding this letter.

Sincerely,

MITCHELL, WILLIAMS, SELIG,
GATES & WOODYARD, P.L.L.C.

By	/s/ C. Douglas Buford, Jr.

C. Douglas Buford, Jr.